FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F   X        Form 40-F
                                 -----                 -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes                 No      X
                                 -----                 -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes                 No      X
                                 -----                 -----

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes                 No      X
                                 -----                 -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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          ENDESA Cut Its Debt by 745 Million Euros in 2004;
                        On provisional figures

    NEW YORK--(BUSINESS WIRE)--Jan. 25, 2005--ENDESA (NYSE:ELE)

    -- ENDESA's net financial debt totalled Euro 16,505 million at 31 December 2004, a reduction of 4.3% year-on-year.

    -- Over last three years, the company's debt fell by Euro 8,502 million on year-end 2001 (34%).

    -- The liquidity position of ENDESA and its directly owned subsidiaries, other than Enersis Group, at 31 December 2004 covered all debt maturing over the next 17 months.

    -- Liquidity available to Chilean holding company Enersis at year-end 2004 also covered debt maturing for the next 17 months.

    ENDESA's (NYSE:ELE) net financial debt totalled Euro 16,505 million at December 31st, 2004, on provisional figures, a reduction of Euro 8,502 million (34%) on year-end 2001. Year-on-year, the company's debt fell by Euro 745 million or 4.3%.
    Of the Euro 16,505 million on the books at end-2004 the amount attributable to ENDESA and its direct subsidiaries -excluding the Chilean holding company Enersis- was Euro 12,320 million with the remaining Euro 4,185 million attributable to Enersis group.
    Also, at 31 December 2004 the liquidity of ENDESA in Spain and its direct subsidiaries -excluding Enersis Group- stood at Euro 4,046 million, of which Euro 2,732 million corresponded to unused credit lines. This sum covers maturities falling due in the next 17 months for this group of companies. At the same date Enersis group could draw on liquidity of Euro 695 million, which also covered debt maturing for the next 17 months.

    Hedging policy

    The policy for hedging interest rates over the last few years has allowed the group to keep a high percentage of its debt fixed rate and protected 85% at the end of 2004.
    In line with its policy of managing exchange rate risks Enersis group debt denominated in Chilean pesos rose to 26%, versus 5% in 2003. Debt denominated in other local Latin American currencies rose to 21% versus 16% the previous year. All other Enersis group debt is denominated in dollars.
    Debt owed by ENDESA in Spain and its direct subsidiaries, excluding Enersis Group, was 96% denominated in euros.
    For the group as a whole, euro debt made up 72% of the total, dollar debt 16% and Chilean peso debt 7% with the other 5% denominated in other Latin American currencies.
    The average maturity of the group's debt remains unchanged at 5.2 years.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ENDESA, S.A.

Dated: January 28th, 2005    By: /s/ David Raya
                                --------------------------------------
                             Name: David Raya
                             Title: Manager of North America Investor Relations